November 16, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Loan Lauren P. Nguyen

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	Chuy’s Holdings, Inc. Amendment No. 3 to the Registration Statement on Form S-1 File No. 333-176097

Ladies and Gentlemen:

Chuy’s Holdings, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (Registration No. 333-176097) (as amended, the “Registration Statement”). On behalf of the Company, we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated November 9, 2011. For ease of reference, the text of the Staff’s comments are included in bold-face type below, followed in each case by the Company’s response. Except as otherwise provided, page references included in the body of the Company’s responses are to Amendment No. 3.

Prospectus Cover Page

1.	Please remove the reference to the “Joint Book-Running Managers” and “Co-Managers” from the cover page.

Response: The Company acknowledges the Staff’s comment and has revised the cover page to remove the references to “Joint Book-Running Managers” and “Co-Managers.”

United States Securities and Exchange Commission

November 16, 2011

Prospectus Summary, page 1

Business Overview, page 1

2.	We note your response to our prior comments 6 and 10 and reissue in part. Please revise to remove the word “compelling” in the last sentence in the second paragraph on page one, the second sentence in the first complete paragraph on page four, the last sentence prior to the graphic on page 57, the second to the last sentence in the first complete paragraph on page 58 and the second sentence in the first complete paragraph on page 60. In addition, please revise to remove the word “significant” in the third sentence on page two, the title of the last paragraph on page two, the second complete sentence on page 58 and the title of the second to the last paragraph on page 58.

Response: The Company acknowledges the Staff’s comment and has replaced “compelling unit economics” with “historical unit economics” on pages 1, 4, 57 and 60 of the prospectus and has revised page 58 of the prospectus to remove the word “compelling.” Page 3 of the prospectus explains the Company’s historical unit economics. The Company has opened and operated restaurants in Texas, the Southeast and the Midwest and has historically required a net cash investment of approximately $1.7 million for new restaurant openings. For its new unit openings, the Company estimates that each ground-up buildout of its prototype will require a total cash investment of $1.7 million to $2.5 million (net of estimated tenant incentives of between zero and $0.8 million) and each conversion will require a total cash investment of $2.0 million to $2.2 million. The Company targets a cash-on-cash return beginning in the third operating year of 40.0%, and a sales to investment ratio of 2:1 for its new restaurants. On average, returns on new units opened since 2001 have exceeded these target returns in the second year of operations.

The Company has also replaced “significant” with “considerable” on pages 2 and 58 of the prospectus. The Company believes that it offers considerable dining value to its customers, with an average check of $12.88 for the twelve months ended September 25, 2011 and only three out of 49 menu items over $10.00. As discussed in the supplemental materials previously provided to the Staff, based on the average check of the Company and its casual dining competitors, the Company also believes that it offers considerable value as compared to other casual dining operators. The Company also believes that it offers considerable value in comparison to other Mexican concepts. For example, based on public filings with the Commission for fiscal year 2010, El Torito, El Torito Grill, Chevy’s and Acapulco had average checks of $29.52, $40.81, $30.17 and $26.07, respectively, which greatly exceed the Company’s average check of $12.88 for the twelve months ended September 25, 2011.

United States Securities and Exchange Commission

November 16, 2011

Our Business Strengths, page 2

Highly Experienced Management Team, page 3

3.	We note your revised disclosure in response to our prior comment 17. Please revise to remove the word “highly” from this section. Please revise page 60 accordingly.

Response: The Company acknowledges the Staff’s comment and has revised to remove the word “highly” on pages 3 and 60 of the prospectus.

Dividend Policy, page 35

4.	We note that you did not declare or pay dividends on your common stock during fiscal years 2009 and 2010. You also state that you do not anticipate paying any cash dividends in the foreseeable future. Please revise to discuss here the reasons for the $19 million dividend in May 2011.

Response: The Company acknowledges the Staff’s comment and has revised page 35 of the prospectus to discuss the reasons that the Company paid the $19 million dividend in May 2011.

Business, page 57

Restaurant Industry Overview, page 66

5.	We note your revised disclosure in response to our prior comment 26. Please revise to clarify the percentage of restaurant industry sales that are attributed to commercial restaurant services. In addition, please define “non-commercial restaurant services.”

Response: The Company acknowledges the Staff’s comment and has revised page 66 to clarify the percentage of restaurant industry sales attributable to commercial restaurant services and to clarify the meaning of non-commercial restaurant services.

6.	Revise the last sentence of the second paragraph to provide balanced disclosure regarding your expectations related to the long-term demographic trends in the U.S. Please clarify that you cannot provide assurance that you will be able to benefit from the respective demographic trends.

Response: The Company acknowledges the Staff’s comment and has revised page 67 of the prospectus.

7.	We note your response to our prior comment 27 and reissue in part. Please balance your statement on page 67 that you “believe that many value-oriented concepts provide consumers an attractive alternative” by disclosing the trend that consumers continued “to trade down and trade out of full-service restaurants.”

Response: The Company acknowledges the Staff’s comment and has revised page 67 of the prospectus.

United States Securities and Exchange Commission

November 16, 2011

Principal and Selling Stockholders, page 76

8.	Refer to footnote (4) of the selling shareholder table. We note that JP Morgan is an affiliate of registered broker-dealers. Please revise to clearly state in your prospectus:

•	the selling shareholder purchased in the ordinary course of business and

•	at the time of the purchase of the securities to be resold the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Alternatively, revise to state that the respective selling shareholder is a statutory underwriter.

Response: The Company acknowledges the Staff’s comment and has revised page 77 of the prospectus to state that JP Morgan purchased the Company’s securities in the ordinary course of business and that, at the time of the purchase of the securities to be resold, JP Morgan had no agreements or understandings, directly, or indirectly, with any person to distribute the securities.

Underwriting, page 107

9.	Please indicate that the selling shareholders may be deemed underwriters with respect to the shares they are offering.

Response: The Company acknowledges the Staff’s comment and has revised page 108 of the prospectus.

Report of the Independent Registered Public Accounting Firm

10.	Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please revise to indicate the report date for the disclosures included in Note 16 to the audited financial statements.

Response: The Company acknowledges the Staff’s comment and undertakes to file a revised report of its independent registered public accounting firm prior to effectiveness of the Registration Statement.

United States Securities and Exchange Commission

November 16, 2011

Financial Statements, page F-1

11.	Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised financial statements and related disclosures that give retroactive effect to the reverse stock split prior to effectiveness of the Registration Statement.

Consolidated Statements of Income, page F-4

12.	Please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the effect of the conversion of the Company’s preferred stock, prior to effectiveness of the Registration Statement.

13.	Please revise your statements of income for the latest fiscal year and subsequent interim period presented to disclose adjusted pro forma earnings per share giving effect to the number of shares whose proceeds would be required to fund the $19 million dividend payment and $2 million termination fee to be paid to the Sponsor in connection with the offering.

Response: The Company acknowledges the Staff’s comment and undertakes to file revised annual and interim financial statements and related disclosures to disclose pro forma earnings per share, including the deemed issuance of shares required to fund the dividend payment and termination fee, prior to effectiveness of the Registration Statement.

Notes to Consolidated Financial Statements, page F-7

Note. 11 Stock-Based Compensation, page F-19

14.	Please revise Note 11 to disclose the estimated fair value of your common shares at December 26, 2010 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 26, 2010. Note 5 to your interim financial statements should be similarly revised.

Response: The Company acknowledges the Staff’s comment and undertakes to revise Note 11 to the Company’s annual financial statements and Note 5 to the Company’s interim financial statements to disclose the estimated fair value of the Company’s common stock used to determine the aggregate intrinsic value of outstanding and exercisable options, prior to effectiveness of the Registration Statement.

United States Securities and Exchange Commission

November 16, 2011

15.	We note from your response to our prior comment 35 that the company’s stock-based compensation grants during the last twelve months were valued based on a contemporaneous valuation prepared by a third party. We also note that the option awards granted on January 1, 2011 at an exercise price of $3.93 per share were based in part on a contemporaneous valuation by the board of directors on December 31, 2010 which was then reconciled by the board to the December 31, 2010 contemporaneous valuation study from an independent valuation firm. Please tell us how the valuation of these options by the board of directors compared to the contemporaneous valuation study by the independent valuation firm and explain the facts or circumstances responsible for any differences. We may have further comment upon review of your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the December 31, 2010 valuation of the Company’s common stock by the Company’s board of directors was identical to the valuation by the independent valuation firm on the same date. The board of directors considered the valuation by the independent valuation firm together with the factors described in Note 11 to the Company’s annual financial statements to determine that the value of the shares at December 31, 2010 was $3.93 per share.

Other

16.	Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the prospectus accordingly.

17.	Please provide a currently dated consent of the independent registered accountant in any future amendments to your Form S-1 registration statement.

Response: The Company acknowledges the Staff’s comment and has provided a currently dated consent of the independent registered accountant with Amendment No. 3. The Company advises the Staff that, in any future amendments to the Registration Statement, the Company will provide a currently dated consent.

* * * * * * *

United States Securities and Exchange Commission

November 16, 2011

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at 214.969.5148 or Jon Howie at 512.370.2635. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Charles T. Haag

Exhibit (via overnight delivery)

cc:	Steven J. Hislop, President and Chief Executive Officer, Chuy’s Holdings, Inc.
Jon W. Howie, Chief Financial Officer, Chuy’s Holdings, Inc. Sharon A. Russell, Chief Administrative Officer and Former Chief Financial Officer, Chuy’s Holdings, Inc.
Marc D. Jaffe, Latham & Watkins LLP
Ian D. Schuman, Latham & Watkins LLP